ATCO
GROUP

Corporate Office


05005282

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.matheson@atco.com

January 5, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
JAN 18 2005
WASH, D.C. 213 SECTION

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 3 - Change in Officers / Directors / Trustees filed January 5, 2005, for the following persons:
  a. Mr. Erhard M. Kiefer
  b. Ms. Patricia Spruin
  c. Mr. Michael M. Shaw
  d. Mr. Dale R. Cawsey
  e. Mr. Walter A. Kmet


PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Matheson, STI
Corporate Secretarial Department

Enclosure(s)

FILE NO. 82-34744

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Canadian Utilities Limited

Civil Title:	Mr.	
First Name:	Erhard	
Middle Name:	M.	
Surname:	Kiefer	
Date of Birth (MM/DD/YYYY):	11/23/1959	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
New	Vice President, Human Resources	01/01/2005

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/05/2005 15:25:16
Last Updated:	01/05/2005 15:25:16

FILE NO. 82-34744

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Canadian Utilities Limited

Civil Title:	Mr.
First Name:	Walter
Middle Name:	A.
Surname:	Kmet
Date of Birth (MM/DD/YYYY):	02/26/1938
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Vice President	01/02/2005

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/05/2005 14:20:08
Last Updated:	01/05/2005 14:20:08

FILE NO. 82-34744

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Canadian Utilities Limited

Civil Title:	Ms.	
First Name:	Patricia	
Middle Name:		
Surname:	Spruin	
Date of Birth (MM/DD/YYYY):	03/16/1957	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Change in Position	Corporate Secretary	01/01/2005

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/05/2005 14:18:22
Last Updated:	01/05/2005 14:18:22

FILE NO. 82-34744

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Canadian Utilities Limited

Civil Title:	Mr.	
First Name:	Dale	
Middle Name:	R.	
Surname:	Cawsey	
Date of Birth (MM/DD/YYYY):	08/18/1955	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Vice President, Human Resources and Corporate Secretary	12/31/2004

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/05/2005 14:12:42
Last Updated:	01/05/2005 14:12:42

FILE NO. 82-34744

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Canadian Utilities Limited

Civil Title:	Mr.	
First Name:	Michael	
Middle Name:	M.	
Surname:	Shaw	
Date of Birth (MM/DD/YYYY):	06/29/1954	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
New	Managing Director, Global Enterprises	01/01/2005

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/05/2005 14:17:12
Last Updated:	01/05/2005 14:17:12